SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                                  SCHEDULE TO

                                (RULE 14D-100)

          TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1)*

                 RESOURCES ACCRUED MORTGAGE INVESTORS 2, L.P.
             -----------------------------------------------------
                      (Name of Subject Company (Issuer))

                  VIRGINIA SPRINGS LIMITED LIABILITY COMPANY
             -----------------------------------------------------
    (Names of Filing Persons (Identifying Status as Offeror, Issuer or Other
                                   Person))

                           LIMITED PARTNERSHIP UNITS
             -----------------------------------------------------
                          (Title of Class Securities)

                                     None
             -----------------------------------------------------
                      (CUSIP Number of Class Securities)
                        -----------------------------
                                 DAVID FARAHI
                  VIRGINIA SPRINGS LIMITED LIABILITY COMPANY
                             1175 WEST MOANA LANE
                                  SUITE 200
                              RENO, NEVADA 89509
                                (775) 825-3355
                                --------------
                                   Copy To:
                            DON S. HERSHMAN, ESQ.
             MUCH SHELIST FREED DENENBERG AMENT & RUBENSTEIN, P.C.
                            191 NORTH WACKER DRIVE
                                  SUITE 1800
                           CHICAGO, ILLINOIS 60606
------------------------------------------------------------------------------
                          CALCULATION OF FILING FEE
------------------------------------------------------------------------------
Transaction Valuation*  $816,000                 Amount of Filing Fee  $163.20
------------------------------------------------------------------------------
  * For purposes of calculating the fee only. This amount assumes the purchase of 12,000 units of limited partnership interest of the subject partnership for $68 per unit. The amount of the filing fee, calculated in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate of the cash offered by the bidder.

  [ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


Amount Previously Paid: $163.20
-----------------------------------------------------------------------------
Form or Registration No.: Schedule TO
-----------------------------------------------------------------------------
Filing Party: Virginia Springs Limited Liability Company
-----------------------------------------------------------------------------
Date Filed: February 18, 2003
-----------------------------------------------------------------------------

  [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

  Check the appropriate boxes below to designate any transactions to which the statement relates:

  [X] third-party tender offer subject to Rule 14d-1.
  [ ] issuer tender offer subject to Rule 13e-4.
  [ ] going-private transaction subject to Rule 13e-3.
  [ ] amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

TENDER OFFER STATEMENT

     This Amendment No. 1 amends the Tender Offer Statement filed on February 18, 2003 on Schedule TO of Virginia Springs Limited Liability Company (the "Purchaser") relating to an offer to purchase units of limited partnership interest (the "Units") of Resources Accrued Mortgage Investors 2 L.P. (the "Partnership") upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 18, 2003 (the "Offer to Purchase") and the related Letter of Transmittal, as each may be supplemented or amended from time to time (which together constitute the "Offer"). The information in the Offer to Purchase is incorporated herein by reference in answer to all of the Items of this Schedule TO except as otherwise set forth below:

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     Except as described in the Supplement to Offer to Purchase, none of the events set forth in Item 1005(a) and (b) of Regulation M-A has occurred.


ITEM 10.  FINANCIAL STATEMENTS.

     Set forth below are our statements of income and statements of cash flows for the fiscal years ended December 31, 2001 and December 31, 2002 and the period ended February 28, 2003; and our balance sheets at December 31, 2001, December 31, 2002 and February 28, 2003.












                   VIRGINIA SPRINGS LIMITED LIABILITY COMPANY
                                 BALANCE SHEETS


                                                                              December 31,
                                                                        -------------------------
                                                          02/28/2003       2002          2001
                                                         -----------    -----------   -----------
                                                         (unaudited)    (unaudited)   (unaudited)
Assets
  Cash in bank.......................................     1,103,817          2,165            -
  Accounts receivable................................         1,341          1,774           921
  Note receivable....................................            -         362,000            -
  Land*..............................................       157,968        157,968       157,968
  Building & improvements*...........................       144,009        144,009       144,009
    Less: Accumulated depreciation...................      (144,009)      (144,009)     (144,009)
  Investment in RAM2 Limited Partnership.............       573,475        573,475            -
                                                          ----------     ----------    ----------
Total assets.........................................     1,836,601      1,097,382       158,889
                                                          ==========     ==========    ==========

Liabilities & partners' Equity

 Liabilities
  Accounts payable...................................         1,562         17,788         3,493
  Tenants security deposits..........................           250            300           650
                                                          ----------     ----------    ----------
 Total liabilities...................................         1,812         18,088         4,143
                                                          ----------     ----------    ----------

Partners' equity.....................................     1,834,789      1,079,294       154,746
                                                          ----------     ----------    ----------
Total liabilities & partners' equity.................     1,836,601      1,097,382       158,889

*Per generally accepted accounting standards, the value of land and buildings is booked at cost.
Management estimates the current value of the property to be in excess of $850,000.

                   VIRGINIA SPRINGS LIMITED LIABILITY COMPANY
                               STATEMENTS OF INCOME

                                                          For the two          For the year
                                                          months ended            ended
                                                          ------------   -----------------------
                                                           02/28/2003    12/31/2002   12/31/2001
                                                          ------------   ----------   ----------
                                                          (unaudited)    (unaudited)  (unaudited)
Revenues
  Rent revenue........................................         12,928        65,158       83,451
  Miscellaneous income................................            220           305          443
                                                           ----------    ----------   ----------
Total revenues                                                 13,148        65,463       83,894

Costs & expenses
  General & administrative............................          7,654        79,015       46,436
                                                           ----------    ----------   ----------
Total general & administrative........................          7,654        79,015       46,436
                                                           ----------    ----------   ----------
Net income............................................          5,494       (13,552)      37,457
                                                           ==========    ==========   ==========

                  VIRGINIA SPRINGS LIMITED LIABILITY COMPANY
                            STATEMENTS OF CASH FLOWS


                                                                              December 31,
                                                                        -------------------------
                                                          02/28/2003       2002          2001
                                                         -----------    -----------   -----------
                                                         (unaudited)    (unaudited)   (unaudited)
Cash flows from operating activities
  Net income.........................................          5,494        (13,552)      37,457
  Adjustments to reconcile net income (loss) to
    net cash provided by operating activities
      Decrease (increase) in receivables.............            433           (853)        (921)
      Decrease (increase) in note receivable.........        362,000       (362,000)          -
      (Decrease) increase in payables................        (16,225)        14,295        3,493
      (Decrease) increase in tenant sec. deposit.....            (50)          (350)         650
                                                         -----------    -----------   -----------
Net cash provided by operating activities............        351,652       (362,460)      40,679
                                                         -----------    -----------   -----------

Cash flows from investing activities
  Disbursement for investment in Resources Accrued
    Mortgage Investors 2, L.P........................             -        (937,919)          -
  Distribution from partnership......................             -         364,445           -
  Contribution by members (distribution to members)..        750,000        938,100      (41,000)
                                                         -----------    -----------   -----------
Net cash provided by (used for) investing activities.        750,000        364,626      (41,000)
                                                         -----------    -----------   -----------

Net cash increase (decrease).........................      1,101,652          2,165         (321)

Cash at beginning of period..........................          2,165             -           321
Cash at end of period................................      1,103,817          2,165            0
                                                         ===========    ===========   ===========

     The financial statements provided above are not audited based on the fact that they are not obtainable without unreasonable cost or expense to us. We are not a reporting entity under the Securities Exchange Act of 1934, as amended, and, as a result, we have not prepared audited financial statements in the past.

ITEM 12.  EXHIBITS.

  (a)(4)  Supplement to Offer to Purchase, dated March 13, 2003.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 13, 2003         VIRGINIA SPRINGS LIMITED LIABILITY COMPANY

                               By:  /s/ David Farahi
                               ------------------------
                                        David Farahi
                                        Manager





Exhibit Index

  Exhibit No.  Document

  (a)(4)       Supplement to Offer to Purchase, dated March 13, 2003.

Exhibit (a)(4)

                        SUPPLEMENT TO OFFER TO PURCHASE

     VIRGINIA SPRINGS LIMITED LIABILITY COMPANY IS OFFERING TO PURCHASE UP TO 12,000 UNITS OF LIMITED PARTNERSHIP INTEREST IN RESOURCES ACCRUED MORTGAGE INVESTORS 2, L.P., A DELAWARE LIMITED PARTNERSHIP, FOR $68.00 PER UNIT IN CASH.

     We will purchase up to 12,000 (approximately 6.4%) of the outstanding units of the limited partnership interest in your partnership. If more units are tendered to us, we will accept units on a pro rata basis according to the number of units tendered by each person. Our offer is not subject to any minimum number of units being tendered. Please be advised that we will pay for the units tendered to us within five days after the expiration date of this tender offer.

     SEE "RISK FACTORS" BEGINNING ON PAGE 1 OF THE OFFER TO PURCHASE DATED FEBRUARY 18, 2003, FOR A DESCRIPTION OF RISK FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH THE OFFER.

     Please note that, in early March 2003, the partnership acquired the deed to the property commonly known as Sierra Marketplace, a community shopping center located in Reno, Nevada. Prior to the partnership's acquisition of Sierra Marketplace, the shopping center secured a mortgage loan issued by the partnership to High Cash Partners, L.P., a Delaware limited partnership. The partnership acquired the property in lieu of foreclosure under the terms of the Mortgage Loan Modification Agreement between the partnership and High Cash Partners which became effective on January 31, 2001. The partnership intends to remodel and renovate Sierra Marketplace and to attempt to create synergies where possible between the shopping center and the property adjacent to the center which is owned by an affiliate of the general partner, in an effort to maximize the financial viability of Sierra Marketplace. The general partner may also be entitled to receive certain fees or other compensation as a result of the partnership's ownership of the property, the amount of which, if any, has not yet been determined. At this point, we are unable to determine what effect the property acquisition will have on the valuation of your units or the impact it may have on the ongoing operations of the partnership. However, our purchase price for your units, should you tender them to us in this offer, remains at $68 per unit.

       The section of the Offer to Purchase entitled "Section 1. Terms of the Offer" is amended and restated as follows:

     "Upon the terms and subject to the conditions of this offer, we will accept and thereby purchase up to 12,000 units that are validly tendered on or prior to the expiration date, and not withdrawn in accordance with the procedures set forth in Section 4 of this offer to purchase. For purposes of this offer, the term "expiration date" means 12:00 Midnight, New York City time, on April 23, 2003, unless we have extended the period of time during which the offer, as extended by us, expires. See Section 5 of this offer to purchase for a description of our right to extend the period of time during which the offer is open and to amend or terminate our offer. We will pay for the units tendered within five days after the expiration date of the tender offer.





     Our offer is subject to satisfaction of certain conditions. THE OFFER IS NOT CONDITIONED UPON ANY MINIMUM NUMBER OF UNITS BEING TENDERED. See Section 14 of this offer to purchase, which sets forth in full the conditions of the offer. We reserve the right, in our sole discretion, to waive any or all of those conditions. If, prior to the expiration date, any or all such conditions have not been satisfied or waived, we may: (i) decline to purchase any of the units tendered, terminate the offer and return all tendered units to the tendering limited partners; (ii) waive all the unsatisfied conditions and, subject to complying with applicable rules and regulations of the Securities and Exchange Commission (the "Commission"), purchase all units validly tendered; (iii) extend the offer and, subject to the withdrawal rights of limited partners, retain the units that have been tendered during the period or periods for which the offer is extended; or (iv) amend the offer."

       The first paragraph of the section of the Offer to Purchase entitled "Section 3. Procedures for Tendering Units" is amended and restated as follows:

     "VALID TENDER. To validly tender units, a properly completed and duly executed letter of transmittal or a facsimile thereof and any other documents required by the terms hereof or by the letter of transmittal including the certificates, if any, representing the units being tendered, must be received by our Depositary on or prior to the expiration date. If you do not provide us with the certificate(s) representing your units which you would like to tender to us, by signing the letter of transmittal you are certifying that the certificate(s) representing your units have been lost or misplaced and agreeing to indemnify us and your partnership in the manner provided for in the letter of transmittal. The partnership agreement states that each limited partner has the right to assign 10 or more whole units (four units in the case of IRA or Keogh Plans), but must assign all of his units if he would otherwise retain less than the minimum amount. In order to comply with such restrictions on transfer, we may be required to reject the specified number of units tendered by you that may not be transferred under the partnership agreement. We will accept as many of your units as possible without violating any of the terms of the partnership agreement."

     The first paragraph of section of the Offer to Purchase entitled "Section
4.  Withdrawal Rights" is amended and restated as follows:

     "You may withdraw tendered units at any time prior to payment by us for the units. We will not accept and pay for any units until after the expiration date of the tender offer."

     Section 11 of the Offer to Purchase, entitled "Certain Information Concerning Us" is amended to add "; Financial Statements" to the heading thereof and to add the following at the end of such Section:

     "Set forth below are our statements of income and statements of cash flows for the fiscal years ended December 31, 2001 and December 31, 2002 and the period ended February 28, 2003; and our unaudited balance sheets at December 31, 2001, December 31, 2002 and February 28, 2003.









                   VIRGINIA SPRINGS LIMITED LIABILITY COMPANY
                                 BALANCE SHEETS


                                                                              December 31,
                                                                        -------------------------
                                                          02/28/2003       2002          2001
                                                         -----------    -----------   -----------
                                                         (unaudited)    (unaudited)   (unaudited)
Assets
  Cash in bank.......................................     1,103,817          2,165            -
  Accounts receivable................................         1,341          1,774           921
  Note receivable....................................            -         362,000            -
  Land*..............................................       157,968        157,968       157,968
  Building & improvements*...........................       144,009        144,009       144,009
    Less: Accumulated depreciation...................      (144,009)      (144,009)     (144,009)
  Investment in RAM2 Limited Partnership.............       573,475        573,475            -
                                                          ----------     ----------    ----------
Total assets.........................................     1,836,601      1,097,382       158,889
                                                          ==========     ==========    ==========

Liabilities & partners' Equity

 Liabilities
  Accounts payable...................................         1,562         17,788         3,493
  Tenants security deposits..........................           250            300           650
                                                          ----------     ----------    ----------
 Total liabilities...................................         1,812         18,088         4,143
                                                          ----------     ----------    ----------

Partners' equity.....................................     1,834,789      1,079,294       154,746
                                                          ----------     ----------    ----------
Total liabilities & partners' equity.................     1,836,601      1,097,382       158,889

*Per generally accepted accounting standards, the value of land and buildings is booked at cost.
Management estimates the current value of the property to be in excess of $850,000.

                   VIRGINIA SPRINGS LIMITED LIABILITY COMPANY
                               STATEMENTS OF INCOME

                                                          For the two          For the year
                                                          months ended            ended
                                                          ------------   -----------------------
                                                           02/28/2003    12/31/2002   12/31/2001
                                                          ------------   ----------   ----------
                                                          (unaudited)    (unaudited)  (unaudited)
Revenues
  Rent revenue........................................         12,928        65,158       83,451
  Miscellaneous income................................            220           305          443
                                                           ----------    ----------   ----------
Total revenues                                                 13,148        65,463       83,894

Costs & expenses
  General & administrative............................          7,654        79,015       46,436
                                                           ----------    ----------   ----------
Total general & administrative........................          7,654        79,015       46,436
                                                           ----------    ----------   ----------
Net income............................................          5,494       (13,552)      37,457
                                                           ==========    ==========   ==========

                  VIRGINIA SPRINGS LIMITED LIABILITY COMPANY
                            STATEMENTS OF CASH FLOWS


                                                                              December 31,
                                                                        -------------------------
                                                          02/28/2003       2002          2001
                                                         -----------    -----------   -----------
                                                         (unaudited)    (unaudited)   (unaudited)
Cash flows from operating activities
  Net income.........................................          5,494        (13,552)      37,457
  Adjustments to reconcile net income (loss) to
    net cash provided by operating activities
      Decrease (increase) in receivables.............            433           (853)        (921)
      Decrease (increase) in note receivable.........        362,000       (362,000)          -
      (Decrease) increase in payables................        (16,225)        14,295        3,493
      (Decrease) increase in tenant sec. deposit.....            (50)          (350)         650
                                                         -----------    -----------   -----------
Net cash provided by operating activities............        351,652       (362,460)      40,679
                                                         -----------    -----------   -----------

Cash flows from investing activities
  Disbursement for investment in Resources Accrued
    Mortgage Investors 2, L.P........................             -        (937,919)          -
  Distribution from partnership......................             -         364,445           -
  Contribution by members (distribution to members)..        750,000        938,100      (41,000)
                                                         -----------    -----------   -----------
Net cash provided by (used for) investing activities.        750,000        364,626      (41,000)
                                                         -----------    -----------   -----------

Net cash increase (decrease).........................      1,101,652          2,165         (321)

Cash at beginning of period..........................          2,165             -           321
Cash at end of period................................      1,103,817          2,165            0
                                                         ===========    ===========   ===========


     The financial statements provided above are not audited based on the fact that they are not obtainable without unreasonable cost or expense to us. We are not a reporting entity under the Securities Exchange Act of 1934, as amended, and, as a result, we have not prepared audited financial statements in the past." Please be advised that the members of Virginia Springs have a net worth in excess of $30,000,000 and a liquid net worth in excess of $5,000,000.

     If you desire to accept the offer and have not yet completed the yellow Letter of Transmittal previously sent to you, please complete the Letter of Transmittal in accordance with the instructions contained therein and forward or hand deliver it, together with any other required documents, to the Depositary.

     The Depositary for the Offer is:
     AMERICAN STOCK TRANSFER & TRUST COMPANY

     By mail:

     American Stock Transfer & Trust Company
     59 Maiden Lane
     New York, New York 10038
     Attn:  Reorg. Department - RAM 2



     By overnight courier or hand:

     American Stock Transfer & Trust Company
     6201 15th Avenue
     New York, New York 11219
     Attn:  Reorg. Department - RAM 2

     By Facsimile (718) 234-5001

     Questions and requests for assistance may be directed to the Information Agent at its address and telephone numbers listed below. Additional copies of the Offer to Purchase and the Letter of Transmittal may be obtained from the Information Agent.

     The Information Agent for the Offer is:

     MacKenzie Partners, Inc.
     105 Madison Avenue
     New York, New York 10016
     800-322-2885
     212-929-5500